SIGNATURE EYEWEAR



                                October 28, 2005


Ms. Michele Gohlke, Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 20549

             Re: Your Letter of August 5, 2005 - File No. 000-23001
                 --------------------------------------------------

Dear Ms. Gohlke:

            We have received your letter dated August 5, 2005 regarding our response letter of July 20, 2005 concerning the remaining comments on our Form 10-K for the year ended October 31, 2004 and on our Form 10-Q for the quarter ended January 31, 2005. We submit the following response to your comments:

1.          Note 6 - Commitments and Contingencies
            --------------------------------------

            We refer to our prior correspondence as to how the Company accounted for the sale/lease-back of the Dakota Smith trademark. The following discussion and the financial information provided in the attached exhibit are intended to provide you with a comprehensive qualitative and quantitative analysis of the materiality of the trademark amortization error based on the guidance in SAB 99. Because we believe the error was immaterial, we believe the financial statements were in accordance with GAAP.

            We are providing analysis of the materiality for each of fiscal years 2003 and 2004 and the first six months of fiscal 2005, assuming the transaction had been recorded correctly. The quantitative analysis addresses not only operating income (loss), but also net income (loss), earnings (loss) per share and other measures we consider relevant.

OCTOBER 31, 2003 ANALYSIS

            The effect of the Company's accounting treatment on the current liabilities was 4.2% and on shareholders' deficit was 7.4%. Although there was no effect on loss from operations, there was a large percentage effect on the loss before extraordinary item, a 10.1% effect on income, and income per share was overstated by $0.06.

            The shareholders' deficit at October 31, 2002 was $8,996,445 compared to the reported deficit at October 31, 2003 of $4,736,250 and the correct deficit of $5,088,077. Operating loss for FYE 2002 was ($3,438,655) compared to the reported operating loss of ($862,001) for FYE 2003. Net loss for FYE 2002 was ($4,115,609) compared to the reported loss before extraordinary item of ($635,532) for FYE 2003 and the correct loss

Ms. Michele Gohlke
October 28, 2005
Page 2

before extraordinary item of ($987,359) for FYE 2003. Loss per share for FYE 2002 was ($0.75) compared to reported loss per share before extraordinary item of ($0.11) and the correct loss per share before extraordinary item of ($0.17). In addition, the gain on the trademark was recorded as "other income" and did not affect operating income (loss).

            SAB 99 states "Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is material if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item."

            The net loss in FYE 2003 was substantially less than the net loss in FYE 2002. Shareholders' deficit was substantially reduced at October 31, 2003 from October 31, 2002. We believe the financial statement trends at October 31, 2003 have not been materially affected by recording the entire gain in other income in FYE 2003 instead of amortizing it over the license-back period of three years. We believe that as it is stated in SAB 99 there is not a substantial likelihood that a reasonable person would consider the difference between the financial statements as reported and as corrected important. In addition, as it is stated in SAB 99, it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item. For example, we do not believe that a bank, investor or other person considering doing business with the Company would have acted any differently whether the stockholders' deficit of the Company was ($4.7 million) versus ($5.1 million).

            We also note that the accounting used by the Company did not hide a failure to meet analysts' expectations, did not change a loss into income or vice versa, did not affect a segment of the business, did not affect compliance with regulatory requirements, did not affect compliance with loan covenants, did not affect managements' compensation and did not involve concealment of an unlawful transaction.

OCTOBER 31, 2004 ANALYSIS

            The effect of the Company's accounting treatment on the current liabilities was 2.3% and on shareholders' deficit was 3.8%. Although there was no effect on income from operations, amortizing the trademark gain would have resulted in a large percentage increase in net income and a reduction in loss per share of $0.02.

            The shareholders' deficit at October 31, 2004 as reported was $5,067,423 and as corrected would have been $5,262,882. Operating income for FYE 2004 as reported was $290,367 compared to an operating loss of ($862,001) for FYE 2003. The operating loss trend had stopped. Net loss for FYE 2004 was ($317,173) and as corrected would have

Ms. Michele Gohlke
October 28, 2005
Page 3

been a net loss of ($214,805) compared to the prior year's loss before extraordinary item of ($635,532) and as corrected, a loss of ($987,359). Loss per share as reported was ($0.06) in FYE 2004 and as corrected would have been a loss of ($0.04) compared to the prior year loss per share before extraordinary item as reported of ($0.11) and as corrected a loss of ($0.17).

            We are of the opinion that the financial statement trends at and for the year ended October 31, 2004 have not been materially affected by recording the entire gain in other income in FYE 2003 instead of amortizing it over the license-back period of three years. Please see the discussion regarding materiality above under FYE 2003 analysis.

APRIL 30, 2005 (6 MONTHS) ANALYSIS

            The effect of the Company's accounting treatment on the current liabilities was 1.3% and on shareholders' deficit was 2.6%. Although there was no effect on income from operations, there was a large percentage effect on net income and income per share was understated by $0.01. The effect on net income percentage was large because reported net income of $477,281 was relatively small (and thus the adjustment would have had a large percentage impact).

            It is the Company's opinion that the financial statement trends at April 30, 2005 have not been materially affected by recording the entire gain in other income in FYE October 31, 2003 instead of amortizing it over the leaseback period of three years. Please see the discussion regarding materiality above under October 31, 2003 Analysis.

2.          Note 13 - Fourth Quarter Adjustments
            ------------------------------------

            As stated in our response letter dated July 20, 2005, the Company continues to believe that its accounting treatment regarding inventory was appropriate.

            We misunderstood your comment regarding its inventory reserve, and in our response letter dated July 20, 2005, we stated that inventory reserves could be eliminated in accordance with APB Opinion 20 (Accounting Changes).

            We have made an extensive analysis and study of our October 31, 2002 inventory and the write-down for slow-moving items, including tracing inventory write-downs through our inventory system and gross profit analysis. That review supported our position that we did not write up the October 31, 2002 inventory during FYE 2003. We understand, based on ARB 43 Statement 5 in chapter 4 and SAB Topic 5BB, that once inventory has been written down, a new cost basis has been created and that inventory cannot be marked up again.

Ms. Michele Gohlke
October 28, 2005
Page 4

            In re-reading Note 13 (Fourth Quarter Adjustments) to our October 31, 2003 financial statements in light of your comments, we realize that it was poorly written and confusing. Note 13 should have stated that there was a decrease in our inventory reserve of $731,329, of which $487,278 was sold or disposed of in the first three quarters and $244,051 was sold or disposed of in the fourth quarter.

            In your August 5, 2005 letter that responded to our July 20, 2005 letter, you made the statement, "Subsequently, due to a change in facts and circumstances relating to the reserve, you marked the inventory back up to $3 per frame." We understand how you reached that conclusion based on our poorly written Note 13 (Fourth Quarter Adjustments) and our response to your letter in which we stated incorrectly that one could write up inventory relying on APB 20 (Accounting Changes).

            We again confirm that we did not write up inventory to $3 per frame. Inventory reserves of $731,329 were reduced due to sales or disposition of $487,278 in the first three quarters and $244,051 in the fourth quarter of FYE 2003.

            We apologize for our misunderstanding of your comment letters and our incorrect understanding of the application of APB 20 (Accounting Changes) to elimination of inventory reserves.

                                      * * *

            Please contact the undersigned with any questions regarding this response.

                                          Very truly yours,

                                          SIGNATURE EYEWEAR, INC.


                                          Michael Prince
                                          Chief Executive Officer
                                          and Chief Financial Officer

cc.   Tara Harkins
      Kevin Vaughn

                          SIGNATURE EYEWEAR EXHIBIT ONE

DOLLARS IN THOUSANDS    Oct. 31, 2003             Oct. 31, 2004             Jan. 31, 2005   3 months   April 30, 05   6 months
                           As Filed    Corrected     As Filed    Corrected     As Filed    Corrected     As Filed    Corrected
                              $            $            $            $            $            $            $            $

Current Liabilities          8261         8612         8562         8758         9123         9279         9049         9166

Shareholds' Deficit         -4736        -5088        -5067        -5263        -4927        -5083        -4578        -4695

Income (loss) From
Operations                   -862         -862          290          290          277          277          742          742

Income (loss) before
Extraordinary Item           -636         -987         -371         -215          141          180          477          555

Net Income (loss)            3463         3111         -371         -215          141          180          477          555

Income (loss) Per
Share Before
Extraordinary Item          -0.11        -0.17        -0.06        -0.04         0.02         0.03         0.08         0.09

Income (loss) Per
Share                        0.60         0.54        -0.06        -0.04         0.02         0.03         0.08         0.09